SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2021

OR

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transaction period from                      to

Commission file number: 001-05146-01

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

c/o Philips North America LLC

222 Jacobs Street, 3rd Floor

Cambridge, Massachusetts 02141

Attention: Retirement & Treasury

(Full title of the plan and address of the plan, if different from that of the issuer named below)

KONINKLIJKE PHILIPS N.V.

Breitner Center, Amstelplein, 2,

Amsterdam 1070MX, The Netherlands

(Address of principal executive offices)

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Report of Independent Registered Public Accounting Firm

To the Stock Purchase Plan Committee of the Philips North America Nonqualified Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of the Philips North America Nonqualified Stock Purchase Plan (the Plan) as of July 31, 2021 and 2020, the related statements of income (loss) and changes in plan equity for each of the three years in the period ended July 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan at July 31, 2021 and 2020, and the income (loss) and changes in plan equity for each of the three years in the period ended July 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2016.

Boston, Massachusetts

October 28, 2021

1	(Continued)

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Statements of Financial Condition

July 31, 2021 and 2020

(In thousands, except share and per share amounts)

	2021	2020
Assets:
Investment in Koninklijke Philips N.V. common stock at fair value –2,968,539 shares in 2021 and 3,008,698 shares in 2020 (cost $111,527 in 2021 and $100,702 in 2020)	$136,672	$155,700
Contributions receivable from participants	3,074	2,527

Total assets	$139,746	$158,227

Plan equity	$139,746	$158,227

See accompanying notes to financial statements.

2	(Continued)

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Statements of Income (Loss) and Changes in Plan Equity

Years ended July 31, 2021, 2020, and 2019

(In thousands, except share amounts)

	2021	2020	2019
Changes in plan equity:
Investment (loss) income:
Net change in unrealized (depreciation) appreciation of investments	$(29,854)	$4,117	$(38,798)
Net realized gain on sale of investments	13,461	12,530	38,043
Dividend income from Koninklijke Philips common stock	3,006	2,872	3,232

Total investment income	(13,387)	19,519	2,477
Contributions:
Participant	41,038	35,733	34,026
Employer	7,146	6,287	6,002

Total contributions	48,184	42,020	40,028
Total additions to plan equity	34,797	61,539	42,505
Less distributions to participants	(53,278)	(56,027)	(142,148)

Net increase (decrease)	(18,481)	5,512	(99,643)
Plan equity:
Beginning of year	158,227	152,715	252,358

End of year	$139,746	$158,227	$152,715

See accompanying notes to financial statements.

3	(Continued)

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of the Philips North America Nonqualified Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a voluntary stock purchase plan established for eligible employees of certain U.S. and Canadian subsidiaries and affiliates, as defined, of Koninklijke Philips N.V. (the Company), which provides eligible employees with the right to purchase shares of the Company’s common stock at a discount. The common stock of the Company is quoted on the Euronext and the New York Stock Exchange (NYSE).

The Plan became effective August 1, 2000 for certain U.S.-based employees. The Plan was amended in November 2007 to include previously excluded executives of certain of the Company’s subsidiaries. The Plan was further amended in December 2007 to permit certain Canada-based employees to participate in the Plan effective October 1, 2008 and in December 2015 to permit employees of Philips Lighting North America Corporation, Genlyte Thomas Group LLC and Strand Lighting, LLC to participate in the Plan as long as these companies remain “affiliates” as defined in the Plan. Effective as of April 1, 2017, the Plan was amended and restated to terminate the participation of these Lighting affiliates as well as to make certain technical and clarifying changes. Effective as of January 1, 2019, the Plan was amended to exclude student employee from Full-Time Employee definition, and to allow the Administrator to automatically sell the shares on the participant’s behalf if no action is taken by the participant within 180 days from the date of termination or retirement. A one-time window from January 1, 2019 to April 1, 2019 was offered to those U.S. participants who terminated or retired prior to January 1, 2019 and are not listed as deceased in the Administrator’s system to sell or transfer the shares within the window.

(b)	Participation

U.S.-based full-time salaried and hourly employees of certain subsidiaries of the Company, as defined by the Plan, are eligible to participate in the Plan as soon as administratively feasible, and Canada-based full-time employees are eligible after completing 90 days of full-time employment. Employees subject to collective bargaining agreements are eligible to participate upon acceptance of the Plan by their respective union.

(c)	Contributions

Each year, participants may contribute up to 10% of their cash compensation, as defined by the Plan, through payroll withholdings. In addition to the percentage limitation, contributions may not exceed $20,000 U.S. or Canadian dollars in any calendar year.

The cost of shares to participants equals 85% of the closing price of the Company’s common stock on the last day of the applicable purchase period on which stocks are traded on the NYSE. The 15% discount between the fair value of the shares purchased and the cost to the participants represents employer cash contributions that are used, together with the participant contributions, to purchase whole and fractional shares of the Company’s common stock at the end of each purchase period (a calendar quarter).

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

The shares are held by Computershare Trust Company, N.A. for U.S.-based participants and by Computershare Trust Company Canada for Canada-based participants.

(d)	Vesting

All contributions and common stock purchased are 100% vested.

(e)	Dividends

The Plan provides that the Company is entitled in its sole discretion to determine whether any dividend on any common shares issued pursuant to the Plan is paid in cash or shares. Dividends paid in cash are declared by the Company in Euros, and are paid to participants in U.S. dollars converted at the U.S. Dollar/Euro rate fixed by the European Central Bank on a date announced by the Company. Dividends paid in cash, net of applicable Dutch taxes withheld, are reinvested into the participant’s account and used to purchase additional common shares at the prevailing market price during the next purchase period. There is no discount applied to shares purchased through the reinvested dividends.

(f)	Plan Restrictions

A participant may sell any shares held in their account at any time without penalty.

(g)	Plan Termination

The Company may suspend or terminate the Plan at any time. If the Plan is suspended or terminated, payroll deductions will terminate and unapplied withholdings will be used to purchase common shares or be repaid to participants without interest as soon as practicable following the termination of the Plan.

(h)	Plan Expenses

Plan expenses are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The investment in shares held by the Plan is recorded at fair value, measured at the closing price listed by the NYSE. See note 7 for discussion of fair value.

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are allocated using the first in, first out method. Dividends are recorded on the ex-dividend date.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Distributions

Participants may request distributions in the form of Company common stock or cash. Distributions are recorded at closing market prices on the distribution date. Differences between cost and current value at the time of distribution are included in the financial statements as realized gains or losses.

(3)	Recent Accounting Pronouncements

(a)	Adopted in 2020

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements (“ASU 2018-13”). ASU 2018-13 modifies fair value measurement disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years, and interim fiscal periods within those fiscal years, beginning after December 15, 2019. ASU 2018-13 was adopted by the Plan on August 1, 2020 and did not have a significant impact on the Plan’s financial statements.

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

(4)	Investment in Common Shares

Each participant is a 100% owner of the number of shares held on their behalf by Computershare. Participants maintain the same rights as common stock shareholders.

As of July 31, 2021, there were 2,968,539 shares held for participants that were valued at $46.04 per share. As of July 31, 2020, there were 3,008,698 shares held for participants that were valued at $51.75 per share. There were $3,074 and $2,527 of participants’ contributions (in thousands) not yet used to purchase shares on July 31, 2021 and 2020, respectively, which are reflected as contributions receivable from participants on the accompanying statements of financial condition.

Proceeds from the sales of Company common stock, cost of common stock sold and the related net realized gain were as follows (in thousands)

	Year ended July 31
	2021	2020	2019
Proceeds	$53,278	56,027	142,148
Cost of common stock sold	39,817	43,495	104,105

Net realized gain	$13,461	12,530	38,043

(5)	Tax Status

The Plan is a nonqualified employee stock purchase plan for U.S. tax purposes. U.S. participants of the Plan are taxed under Section 83 of the Internal Revenue Code. Upon purchase of the shares, the excess of the closing market price of the shares on the purchase date over the discounted purchase price (85% of the closing price on the last day of the purchase period) is included as ordinary income on the participant’s Form W-2 sent to the Internal Revenue Service. Any additional appreciation on the shares from the date of purchase until the date of subsequent sale will then be taxed to participants as short-term or long-term capital gain or loss, depending on the period of time the shares are held before sale. Participants are required to include as ordinary income the amount of any dividends received on common shares purchased through the Plan.

For Canada-based participants, the 15% discount is taxable as ordinary income and is subject to federal and provincial income taxes as well as Canadian Pension Plan/Quebec Pension Plan taxes. Taxes are automatically withheld from the participants’ next available paycheck following the stock purchase in accordance with their regular tax withholding elections. The ordinary income amount will be included in the T-4 and RL-Slip (Quebec taxpayers only) statement for the year. When participants sell their shares, the Canada Revenue Agency requires participants to report these activities on their annual tax return. Any further gain or loss after the purchase of these shares will be taxed as a capital gain or loss.

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of July 31, 2021, there are no uncertain positions taken

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Market Risk

The Plan’s assets are invested in one security, the common stock of the Company. The security is exposed to various risks, such as market risk. Also, the value of the Company’s common stock is dependent upon the performance of the Company and the market’s evaluation of such performance. Recent market conditions have resulted in a high degree of volatility in the equity markets. Due to the level of risk associated with this investment security, and the potential for additional volatility in the equity markets, it is at least reasonably possible that changes in the value of the investment security will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

(7)	Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PHILIPS NORTH AMERICA

NONQUALIFIED STOCK PURCHASE PLAN

Notes to Financial Statements

At July 31, 2021 and 2020 the Plan’s investment in Koninklijke Philips N.V. common stock is considered Level 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PHILIPS NORTH AMERICA

Nonqualified Stock Purchase Plan

Date: October 28, 2021	By:	/s/ Ling Liu
	Name:	Ling Liu
	Title:	Chairman, Stock Purchase Plan Committee